SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

   ___________________________________________________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)

              INTERNATIONAL TECHNOLOGY CORPORATION
                         (Name of Issuer)

                  Common Stock, par value $1.00
                 (Title of Class of Securities)

                           460465-10-7
                         (CUSIP Number)

                                        Copy to:
Raymond C. Marier                       William C. Ughetta
Secretary and General Counsel           Senior Vice President &
Corning Clinical Laboratories, Inc.     General Counsel
One Malcolm Avenue                      Corning Incorporated
Teterboro, NJ  07608                    One Riverfront Plaza
                                        Corning, NY  14831
                                        Telephone: (607) 974-9000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications)

                        January 19, 1996
     (Date of Event which Requires Filing of this Statement)

  ____________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __________.

Check the following box if a fee is being paid with this statement ________.

CUSIP No. 460465-10-7

(1)  Name of Reporting Person
     S. S. or I.R.S. Identification No. of Above Person

     Corning Incorporated
     I.R.S. Identification No.:  16-0393470

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

___  (a)  ___________________________________________________

XX   (b)  ___________________________________________________
          ___________________________________________________

(3)  SEC Use Only ___________________________________________
     ________________________________________________________

(4)  Source of Funds (See Instructions): ____WC______________
     ________________________________________________________

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to item 2(d) or 2(e)
     ________________________________________________________

(6)  Citizenship or Place of Organization: __New York________
     ________________________________________________________


____________
 Number of          (7) Sole Voting Power ________0__________
  Shares                _____________________________________
Beneficially        (8) Shared Voting Power_______0__________
 Owned by               _____________________________________
   Each             (9) Sole Dispositive Power ___0__________
 Reporting              _____________________________________
  Person           (10) Shared Dispositive Power _0__________
   With                 _____________________________________
____________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     ____________________________0___________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) __________________________________
     ____________________________________________________________

(13) Percent of Class Represented by Amount in Row (11) _________
     ___________________0%_______________________________________

(14) Type of Reporting Person (See Instructions) ____HC__________

CUSIP No. 460465-10-7

(1)  Name of Reporting Person
     S. S. or I.R.S. Identification No. of Above Person

     Corning Clinical Laboratories Inc.
     I.R.S. Identification No.:  16-1387862

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

___  (a)  ___________________________________________________

XX   (b)  ___________________________________________________
          ___________________________________________________

(3)  SEC Use Only ___________________________________________
     ________________________________________________________

(4)  Source of Funds (See Instructions): ____WC______________
     ________________________________________________________

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to item 2(d) or 2(e)
     ________________________________________________________

(6)  Citizenship or Place of Organization: __Delaware________
     ________________________________________________________


____________
 Number of          (7) Sole Voting Power ________0__________
  Shares                _____________________________________
Beneficially        (8) Shared Voting Power_______0__________
 Owned by               _____________________________________
   Each             (9) Sole Dispositive Power ___0__________
 Reporting              _____________________________________
  Person           (10) Shared Dispositive Power _0__________
   With                 _____________________________________
____________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     ____________________________0___________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) __________________________________
     ____________________________________________________________

(13) Percent of Class Represented by Amount in Row (11) _________
     ___________________0%_______________________________________

(14) Type of Reporting Person (See Instructions) ____CO_________

     The undersigned hereby amend their Schedule 13D dated February 22, 1995 (the "Statement") relating to the common stock, par value $1.00 per share ("Shares"), of International Technology Corporation (the "Company") as set forth below. Notwithstanding such amendment, each prior text of the Statement speaks as of the respective dates thereof.

1. Appendix I to the Statement is hereby amended and restated as set forth in Appendix I hereto.

2. Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

     "Neither Corning Incorporated, a New York corporation ("Corning"), nor Corning Clinical Laboratories Inc., a Delaware corporation ("CCL") and a wholly owned subsidiary of Corning, has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of Item 4 of Schedule 13D. Each of Corning and CCL reserves the right to review or reconsider its position with respect to any such matters."

3. Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

     (a)-(c) "On January 19, 1996 CCL transferred to IT Corporation, a Californian corporation ("IT") and a wholly owned subsidiary of the Company, 333,000 Shares and a warrant to purchase 2,000,000 Shares in exchange for 360 shares of Common Stock of Quanterra Incorporated, a Delaware corporation ("Quanterra"), (or approximately 6% of Quanterra's outstanding common stock after giving effect to the transactions described in this paragraph). In addition, on January 19, 1996 Corning contributed $22.5 million to Quanterra, IT contributed $2.5 million to Quanterra, and CCL transferred to Corning all shares of Quanterra owned by CCL. As a result of the foregoing transactions, as of January 19, 1996, neither CCL nor Corning beneficially owned any Shares, Corning owned 81% of the outstanding capital stock of Quanterra, IT owned 19% of the outstanding common stock of Quanterra and Quanterra ceased to be a subsidiary of the Company. Also on January 19, 1996 the Securities Acquisition Agreement was terminated. To the best knowledge of CCL and Corning, none of the persons listed on Schedule I beneficially owns any Shares."

(d)  "Not applicable."

(e)  "Not applicable."

4. Item 6 of the Statement is hereby amended to read as follows:

     "Not applicable."

5. Item 7 of the Statement is hereby amended by the addition of the following:

     "3.  Letter agreement dated January 19, 1996 among CCL,
          Corning, Quanterra, IT and the Company."

                            SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              CORNING INCORPORATED


Date:  January __, 1996       By   /s/ M. Ann Gosnell
                              Name:  M. Ann Gosnell
                              Title: Assistant Secretary


                              CORNING CLINICAL LABORATORIES


Date:  January __, 1996       By   /s/ Leo C. Farrenkopf, Jr.
                              Name:  Leo C. Farrenkopf, Jr.
                              Title: Assistant General Counsel
                                     and Assistant Secretary

                                        APPENDIX I


    DIRECTORS AND EXECUTIVE OFFICERS OF CORNING INCORPORATED

          The following table sets forth the name and business address and principal occupation or employment of each director and executive officer of Corning serving as such on January 24, 1996. Unless otherwise specified, the business address of each such person is Riverfront Plaza, Corning, New York 14831. The occupation set forth opposite an individual's name, unless otherwise indicated, refers to employment with Corning. Other than H. Onno Ruding (who is a citizen of The Netherlands), each person is a citizen of the United States of America.

Name and Title                     Principal Occupation

James R. Houghton                  Chairman of the Board and
(Chairman of the Board and         Chief Executive Officer
Chief Executive Officer)

Roger G. Ackerman                  President,
(President,                        Chief Operating Officer and
Chief Operating Officer and        Director
Director)

Van C. Campbell                    Vice Chairman
(Vice Chairman and Director)       and Director

Dr. David A. Duke                  Vice Chairman
(Vice Chairman and Director)       and Director

Kenneth W. Freeman                 President and Chief Executive
President and Chief Executive      Officer of Corning Clinical
Officer of Corning Clinical        Laboratories, Inc.
Laboratories, Inc.                 One Malcolm Avenue
                                   Teterboro, NJ  07608

Norman E. Garrity                  Executive Vice President
(Executive Vice President)

John W. Loose                      Executive Vice President
(Executive Vice President)

James M. Ramich                    Executive Vice President
(Executive Vice President)

Jan H. Suwinski                    Executive Vice President
(Executive Vice President)

Peter Booth                        Senior Vice President
(Senior Vice President)

Robert L. Ecklin                   Senior Vice President
(Senior Vice President)

Robert C. Forrest                  Senior Vice President
(Senior Vice President)

Sandra L. Helton                   Senior Vice President and
(Senior Vice President and         Treasurer
Treasurer)

William C. Ughetta                 Senior Vice President and
(Senior Vice President             General Counsel
and General Counsel)

Larry Aiello, Jr.                  Vice President and Controller
(Vice President and
Controller)

A. John Peck, Jr.                  Secretary
(Secretary)

Katherine A. Asbeck                Assistant Controller and
(Assistant Controller and          Chief Accounting Officer
Chief Accounting Officer)

Robert Barker                      Professor and Provost
(Director)                         Emeritus
                                   Cornell University

                                   295 Sudden Valley
                                   Bellingham, WA  98226

Mary L. Bundy                      Retired Clinical Social Worker
(Director)                         170 East 79th Street
                                   New York, NY  10021-0436

Lawrence S. Eagleburger            Baker, Donelson, Bearman &
(Director)                         Caldwell
                                   801 Pennsylvania Avenue, NW
                                   Suite 800
                                   Washington, DC  20004

John H. Foster                     Chairman and Chief Executive
(Director)                         Officer
                                   NovaCare, Inc.
                                   1016 W. Ninth Avenue
                                   King of Prussia, PA  19406

Gordon Gund                        President and Chief Executive
(Director)                         Officer, Gund Investment
                                   Corporation
                                   14 Nassau Street
                                   P. O. Box 449
                                   Princeton, NJ  08542-0449

John M. Hennessy                   Chairman of Executive Board
(Director)                         and Chief Executive Officer
                                   CS First Boston Group, Inc.
                                   Park Avenue Plaza
                                   New York, NY  10055

Vernon E. Jordan, Jr., Esq.        Akin, Gump, Strauss, Hauer &
(Director)                         Feld
                                   1333 New Hampshire Avenue, NW
                                   Suite 400
                                   Washington, DC  20036

James W. Kinnear                   Retired President and Chief
(Director)     `                   Executive Officer, Texaco Inc.
                                   10 Stamford Forum
                                   P. O. Box 120
                                   Stamford, CT  06904

James J. O'Connor                  Chairman of the Board and
(Director)                         Chief Executive Officer,
                                   Unicom Corporation
                                   One First National Plaza
                                   P. O. Box 767
                                   Chicago, IL  60690

Catherine A. Rein                  Executive Vice President
(Director)                         Metropolitan Life Insurance
                                   Company
                                   One Madison Avenue
                                   New York, NY  10010

Dr. Henry Rosovsky                 Professor
(Director)                         Harvard University
                                   Littauer Center 218
                                   Cambridge, MA  02138

Dr. H. Onno Ruding                 Vice Chairman
(Director)                         Citicorp
                                   399 Park Avenue
                                   New York, NY  10043

William D. Smithburg               Chairman, President and Chief
(Director)                         Executive Officer
                                   The Quaker Oats Company
                                   321 N. Clark Street
                                   Quaker Tower
                                   Chicago, IL  60610

              DIRECTORS AND EXECUTIVE OFFICERS OF
               CORNING CLINICAL LABORATORIES INC.

     The following table sets forth the name and business address and principal occupation or employment of each director and executive officer of Corning Clinical Laboratories Inc. serving as of January 24, 1996. Unless otherwise specified, the business address of each director is Riverfront Plaza, Corning, New York, 14831. The business address of each officer is One Malcolm Avenue, Teterboro, New Jersey, 07608. Each occupation set forth opposite an individual's name, unless otherwise indicated, refers to employment with CCL. Each person is a citizen of the United States of America.

Name and Title                          Principal Occupation

Roger G. Ackerman                       Director

Van C. Campbell (Chairman)              Director
David A. Duke                           Director
James R. Houghton                       Director
Kenneth W. Freeman (President & CEO)    Director
Dennis L. Jilot                         Executive Vice President-
                                          Operations
Kim D. Lamon, M.D., Ph.D.               Executive Vice President
                                          and Chief Medical
                                          Officer
Alister W. Reynolds                     Executive Vice President-
                                          Information Technology
S. Raymond Gambino, M.D.                Executive Vice President and Chief
                                          Medical Officer Emeritus
Douglas M. VanOort                      Executive Vice President, CFO
Michael J. Bachich                      Senior Vice President and
                                          Chief Information Officer
Donald M. Hardison, Jr.                 Senior Vice President - Sales
Raymond C. Marier                       Senior Vice President,
                                          General Counsel and Secretary
Joseph E. O'Brien, M.D.                 Senior Vice President, Lab Medicine
                                          and Lab Director
Lydia J. Zinzi                          Senior Vice President,
                                          Customer Satisfaction
James D. Chambers                       Senior Vice President - Billing

                                   January 19, 1996

International Technology Corporation
          and
IT Corporation
23456 Hawthorne Boulevard
Torrance, CA  90505
Attention: Anthony J. DeLuca


Quanterra Incorporated
5251 DTC Parkway
Suite 415
Englewood, CO 80111
Attention: William McCowan

Dear Sir:

     This letter will confirm certain agreements related to the ownership of IT Corporation ("IT"), Corning Clinical Laboratories Inc. (formerly known as MetPath Inc. ("MetPath")), and Corning Incorporated ("Corning") in Quanterra Incorporated ("the Company"). Immediately prior to the execution of this Agreement, the Company had authorized 1,500 shares of Class A Common Stock, of which 1278 shares were outstanding, with 1056 shares held of record by MetPath, and 222 shares held by Corning, which indirectly owns all of the outstanding capital stock of MetPath; and 1,500 shares of Class B Common Stock, of which 1278 shares were outstanding, all of which were held by IT.

     1. Simultaneously with the execution of this Agreement, each of IT and Corning has contributed to the Company $2.5 million in cash, representing the final amount due under Section 2 of the Equity Investors' Undertaking dated June 28, 1994, as amended as of June 28, 1995 (the "Equity Investors' Undertaking"), among MetPath, ITX , IT, the Company and Citicorp USA Inc., as Agent for itself and on behalf of the Lenders and the Issuing Banks under the Credit Agreement dated as of June 28, 1994 (the "Credit Agreement"), among the Company, the Lenders, the Issuing Bank and Citicorp USA Inc., as amended as of June 28, 1995. In consideration therefor, the Company has issued to Corning a stock certificate (no. 3) representing 222 shares of Class A Common Stock and has issued to IT a stock certificate (no. 3) representing 222 shares of Class B Common Stock.

     2. Simultaneously with the execution of this Agreement, the Company has amended its certificate of incorporation as set forth in Exhibit A hereto and its bylaws as set forth in Exhibit B hereto. By execution of this Agreement, IT, MetPath and Corning hereby approve the amendment of the certificate of incorporation and bylaws as set forth in Exhibits A and B, respectively. The unanimous written consent of the Board of Directors and the shareholders approving the amendment of the certificate of incorporation and bylaws of the Company as contemplated by this paragraph 2 and the other transactions contemplated by this Agreement is set forth in Exhibit C hereto. As a result of the amendment of the certificate of incorporation contemplated by this paragraph 2, the Company has authorized 9,000 shares of Class A Common Stock and 3,000 shares of Class B Common Stock.

     3. Simultaneously with the execution of this Agreement, Corning has contributed to the Company $20 million in cash. In consideration therefor, the Company has issued to Corning a stock certificate (no. 4) representing 3,000 shares of Class A Common Stock .

     4. Simultaneously with the execution of this Agreement, with the $25 million in cash proceeds received pursuant to this Agreement, the Company has repaid $25 million in Term Notes under the Credit Agreement and the Credit Agreement has been amended and restated. As a result, the Company has repaid in full all Term Notes issued under the Credit Agreement.

     5. Simultaneously with the execution of this Agreement, MetPath has delivered to IT (a) a certificate (NYU 4441) representing 333,000 shares of Common Stock of ITX registered in the name of MetPath, (b) a warrant (No. 1) registered in the name of MetPath entitling the holder, subject to certain anti-dilution adjustments, to purchase 2,000,000 shares of Common Stock of ITX for $5 per share on or prior to June 27, 1999, and (c) a stock power executed by MetPath transferring the certificate and warrant referred to in this sentence to IT. MetPath represents that it has good title to said certificate and warrant, free and clear of all claims, liens, charges and encumbrances of any nature whatsoever. In consideration therefor, IT has transferred to MetPath 360 shares of Class B Common Stock of the Company. The parties agree that the shares being sold by IT include the 138 of the 222 shares of Class B Common Stock being purchased as of the date hereof by IT (represented by certificate number 3) and the 222 shares of Class B Common Stock purchased by IT in October, 1995 from Corning (represented by certificate number 2). IT has delivered to MetPath the two certificates referred to in the preceding sentence together with a stock power executed by IT transferring to MetPath 360 shares represented by such certificates. IT represents that it has good title to said certificates, free and clear of all claims, liens, charges and encumbrances of any kind whatsoever.

     6. Simultaneously with the execution of this Agreement, MetPath has delivered to the Company the Company stock certificates and stock powers referred to in paragraph 5, together with a stock power executed by MetPath transferring the 360 shares of Class B Common Stock to Corning and a stock power executed by Corning transferring the 360 shares of Class B Common Stock to the Company. In consideration therefor, the Company has delivered to Corning a stock certificate (no. 5) representing 360 shares of Class A Common Stock of the Company registered in the name of Corning. Simultaneously with the execution of this Agreement, MetPath has delivered to the Company a stock certificate (no. 1 ) representing 1,056 shares of Class A Common Stock of the Company, together with a stock power executed by MetPath transferring the certificate to Corning and the Company has delivered to Corning a certificate (no. 6) for such 1,056 shares of Class A Common Stock registered in the name of Corning.

     7. As a result of the stock issuances and transfers provided in the preceding paragraph, as of the date hereof, after giving effect to such stock issuances and transfers, Corning owns 4,860 shares of Class A Common Stock, or 81% of the outstanding common stock of the Company, and ITX owns 1,140 shares of Class B Common Stock, or 19% of the outstanding common stock of the Company, in each case treating the Class A Common Stock and Class B Common Stock as one class.

     8. By execution of this Agreement, the parties agree that the Securities Acquisition Agreement dated as of May 2, 1994 between IT and MetPath is hereby terminated.

     9. Simultaneously with the execution of this Agreement, Corning, ITX, IT and the Company have executed an amended and restated Shareholders' Agreement as set forth in Exhibit D hereto and Robert Sheh and James Mahoney have resigned as directors of the Company.

     10. Simultaneously with the execution of this Agreement, Corning and the Company have executed a Tax Sharing Agreement as set forth in Exhibit E hereto.

     11. Except as expressly set forth in this Agreement, nothing contained in this Agreement shall be deemed to amend the Asset Transfer Agreement dated as of May 2, 1994 among MetPath, ITX and IT, as amended as of June 25, 1994 (the "Asset Transfer Agreement"), or the other documents delivered at the closing thereunder, or to relieve any party thereto to any obligation set forth in the Asset Transfer Agreement or such other documents, including without limitation, Sections 12(b) and 12(c) of the Asset Transfer Agreement.

     12. Each of Corning and IT represents, to each other and the Company, that it is acquiring the shares of Common Stock being issued to it pursuant to this Agreement for investment purposes only and not with a present view toward the sale or distribution of such shares. The Company represents to Corning and IT that, except as contemplated by this Agreement, (a) no shares of capital stock of the Company have been issued and there are not outstanding options, contracts, calls, commitments or demands of any character relating to any shares of capital stock of the Company and (b) the shares of Common Stock of the Company issued pursuant to this Agreement are validly issued, fully paid and nonassessable.

     13. Section 18 of the Asset Transfer Agreement is incorporated herein by reference.

     14. The parties agree that for tax and accounting purposes the transactions provided for by this letter agreement shall be deemed to have occurred at 12:01 A.M. on January 1, 1996.

     Please indicate your agreement with the above by executing a copy of this letter agreement where indicated below.

                              Very truly yours,

                              CORNING INCORPORATED

                              By___________________________
                                   James Flaws
                                   Assistant Treasurer
Agreed:

INTERNATIONAL TECHNOLOGY CORPORATION

By__________________________
     Anthony DeLuca
     Senior Vice President

IT CORPORATION

By__________________________
     Anthony DeLuca
     Senior Vice President

CORNING CLINICAL LABORATORIES INC.

By__________________________
     James Flaws
     Treasurer

QUANTERRA INCORPORATED

By__________________________
     William McCowan
     Vice President